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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Cindy Polynice
Joe McCann
Tracie Mariner
Angela Connell

Re:	Homology Medicines, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 29, 2024
File No. 333-276093

Ladies and Gentlemen:

On behalf of Homology Medicines, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 9, 2024 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, as filed on January 29, 2024 (“Amendment No. 1”).

In connection with this letter responding to the Comment Letter, the Company is concurrently filing Amendment No. 2 to the Company’s Registration Statement on Form S-4 (“Amendment No. 2”), which reflects certain revisions to Amendment No. 1 in response to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

February 12, 2024

Amendment No. 1 to Form S-4 Filed January 29, 2024

Cover Page

1.

We note your response to our prior comment 1. Given that the Nasdaq listing condition is waivable, please further revise your disclosure to indicate whether recirculation or resolicitation of shareholders will occur prior to the vote if the listing application is not approved but the condition is waived. If Homology shareholders will not have certainty regarding the listing of the combined company’s shares at the time they are asked to vote, please clarify this fact. Please also provide risk factor disclosure that addresses the potential consequences of the parties waiving the condition and the closing occurring without the Nasdaq listing, including but not limited to the liquidity implications thereof.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 45 and 189 of Amendment No. 2.

Homology is currently subject to securities class action litigation and may be subject to similar..., page 79

2.	We note your response to our prior comment 11 and reissue in part. Please revise your disclosure to clarify whether damage awards could impact CVR payments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6018 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Elisabeth M. Martin
Elisabeth M. Martin of LATHAM & WATKINS LLP

cc:	Paul Alloway, Ph.D., President and Chief Operating Officer, Homology Medicines, Inc.
Jodie Morrison, President and Chief Executive Officer, Q32 Bio Inc.
Peter N. Handrinos, Esq., Latham & Watkins LLP
Leah R. Sauter, Esq., Latham & Watkins LLP
Kingsley L. Taft, Esq., Goodwin Procter LLP
Sarah Ashfaq, Esq., Goodwin Procter LLP